UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

SunSi Energies Inc.
(Name of Issuer)

Common Stock, .001 par value
(Title of Class of Securities)

86800Q 103
(CUSIP Number)

Nancy Lake World Asset Management Inc. P.O. Box CB-13039 Nassau, Bahamas Tel: 242-356-4414
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 24, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86800Q 103		13D	Page 2 of 5
1			Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). World Asset Management Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
3			SEC Use Only
4			Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6			Citizenship or Place of Organization Belize
Number of	7	Sole Voting Power — 1,000,000 shares pre-split; 12,000,000 shares post-split
Shares Beneficially Owned by	8	Shared Voting Power —
Each Reporting Person With	9	Sole Dispositive Power — 1,000,000 shares pre-split; 12,000,000 shares post-split
	10	Shared Dispositive Power —
11			Aggregate Amount Beneficially Owned by Each Reporting Person — 1,000,000 shares pre-split; 12,000,000 shares post-split
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13			Percent of Class Represented by Amount in Row (11) — 44.8%
14			Type of Reporting Person CO

Item 1.                    Security and Issuer.

This Statement relates to shares of Common Stock (“Common Stock”) of SunSi Energies Inc (formerly Bold View Resources, Inc.), a Nevada corporation, (the “Company”). The Company's  principal executive offices are located at 45 Main Street, Suite 309 Brooklyn, New York, 11201.

Item 2.                    Identity and Background.

(a)-(c), (f)               The name of the corporation filing this Schedule 13D is World Asset Management Inc., a corporation incorporated under the laws of Belize (“WAM”).  The address of WAM’s principal office is P.O. Box CB-13039, Nassau, Bahamas.  WAM is an international financial service provider and consulting firm that offers financial management services, including asset management, tax planning, international and domestic corporate structures, estate planning, trusts, and insurance.  The name, citizenship, business address and present principal occupation of each executive officer and director of WAM is listed below:

Executive Officers:

Nancy Lake, Canadian with a place of business at P.O. Box CB-13039 in Nassau, Bahamas where she is currently the Sole Director of World Asset Management Inc.

Directors:

Nancy Lake, Canadian with a place of business at P.O. Box CB-13039 in Nassau, Bahamas where she is currently the Sole Director of World Asset Management Inc.

(d)           Neither WAM nor, to WAM’s knowledge, any person named listed as an executive officer or director above is required to disclose legal proceedings pursuant to Item 2(d).

(e)           Neither WAM nor, to WAM’s knowledge, any person named listed as an executive officer or director above is required to disclose legal proceedings pursuant to Item 2(e).

Item 3.                    Source and Amount of Funds or Other Consideration.

The shares that are the subject of this Schedule 13D were purchased in a private transaction whereby WAM acquired an aggregate of 12 million restricted common stock shares (following a twelve-for-one forward split effective March 24, 2009) of the Company for which WAM paid approximately $163,700  in cash.  The source of funds for this purchase was WAM’s working capital.

Item 4.                    Purpose of Transaction.

WAM acquired the shares that are the subject of this Schedule 13D for investment in the ordinary course of business.

Except as set forth herein, WAM does not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. WAM intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, price levels of the shares, conditions in the securities market and general economic and industry conditions, WAM may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional shares or selling some or all of its shares, and, alone or with others, pursuing discussions with the Issuer, other stockholders and third parties with regard to its investment in the Issuer, and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.                    Interest in Securities of the Issuer.

(a) The aggregate percentage of Shares reported to be beneficially owned by WAM is based upon the total of 2,230,000 shares of Common Stock of the Issuer outstanding pre-split/26,760,000 shares of Common Stock of the Issuer outstanding post-split on March 24, 2009.

As of the close of business on March 24, 2009, WAM beneficially owned 44.8 % of the outstanding shares of Common Stock of the Issuer.

(b) WAM has voting and dispositive powers over 44.8%  of the outstanding shares of Common Stock of the Issuer.

(c) As described in Items 3 and 4 of this Schedule 13D, WAM acquired in a private transaction an aggregate of 12 million restricted common stock shares (following a twelve-for-one forward split effective March 24, 2009) of the Company within the last 60 days.

(d) No person (other than WAM) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

(e) Not applicable.

Item 6.                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the knowledge of WAM, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any other person with respect to any securities of SunSi Energies Inc., including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                   Material to Be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 7, 2009

/s/ NANCY LAKE
Nancy Lake
World Asset Management Inc.